

September 12, 2012

Via E-mail
Long Nguyen
Chairman of the Board, Chief Executive Officer and
      Chief Financial Officer
Redfield Ventures, Inc.
244 Fifth Avenue
Suite #1563
New York, New York 10001

    Re: Redfield Ventures, Inc.
              Registration Statement on Form S-1
              Filed August 23, 2012
              File No. 333-183502

Dear Mr. Nguyen:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note that you have nominal operations and assets. Prominently identify the company as a shell company on the cover page and throughout the prospectus and caution investors as to the highly illiquid nature of an investment in the company's shares. Refer to Exchange Act Rule 12b-2. Revise your two risk factors discussing Rule 144 restrictions to discuss the prohibition on resales pursuant to Rule 144(i).

2.   Please revise your disclosure to identify your selling shareholders as underwriters (not simply that may be deemed to be underwriters). We believe that, because your company is a shell company, any selling shareholders reselling their shares in a registered offering are considered underwriters. Refer to SEC Release 33-8869 (2007). That release makes clear that Rule 144 is not available for the resale of securities initially issued by shell

companies. This is because shareholders who receive shares from a shell company are considered underwriters with respect to their resales until the company is no longer a shell company and adequate information (Form 10 information) has been available to the market for a period of twelve months. Until the company satisfies these conditions, the selling shareholders will be deemed to be underwriters whose sales are designed to create a market in the company's securities. Because the offering is deemed to be an indirect primary offering by the company through the selling shareholders, the offering price of the shares being resold must be fixed for the duration of the offering. Please revise your disclosure throughout the prospectus to make clear that the offering price for all the shares being registered will remain fixed for the duration of the offering.

Registration Statement Cover Page

3.   Please revise to include the agent for service. Refer to cover page for Form S-1.

Our Business, page 2

4.   Please revise to provide a clearer description of your business plan. Avoid the use of business jargon and instead use specific, concrete terminology. For example, the statement that your "clientele will gain access to our worldwide marketing and research experience and benefit from the extensive network and channels of our global business associates" is vague and non-specific. How will your clients "gain access," and what specifically will they be obtaining from you, i.e., what is meant by "our worldwide marketing and research experience" and "the extensive network and channels of our global business associates"? What specific services do you plan to offer?

Risk Factors, page 5

Currently our website is being developed, page 5

5.   Please revise this risk factor so that it discusses a single risk.

Changes in global economic climate, page 6

6.   This risk factor discussion appears to be incomplete. Please revise.

The marketing and business support services has inherent operational…, page 6

7.   Please revise to clarify what type of insurance you are referring to.

Our plans call for a significant increase in client base, page 7

8.   Please revise to clarify this risk factor in light of the fact that you have no clients at present.

<u>We are not yet a fully reporting company and may not become one, page 8</u>

9.   Instead of referring to various sections of the Exchange Act, please revise to state in plain English the substance of any material risk to shareholders. Also, the third paragraph appears to belong to the risk factor below with the subheading "You may not be able to sell your shares in REVE…." Please revise accordingly.

<u>Investors in this offering will bear a substantial risk of loss…, page 10</u>

10.   Please revise this risk factor to clarify the risk of dilution to potential investors rather than to Mr. Nguyen.

11.   Please expand this risk factor to refer to the dilutive effect of the conversion of your note due June 2013, which if not paid as of the repayment date shall be convertible into common voting stock at a 50% discount of the average bid on the day of the conversion. In this regard, we note your disclosure on page F-7.

<u>REVE is selling the shares offered in this prospectus…, page 10</u>

12.   Please revise to clarify the risk to potential investors.

<u>As an "Emerging Growth Company" under the…, page 12</u>

13.   Please revise the formatting of the subheading to clarify that this is a separate risk factor from the one above it.

<u>Percent of Net Proceeds Received, page 14</u>

14.   You state that you "will not allocate funds in other areas till our website is complete and fully operational."   Please revise to state clearly the amount of funds will be required to make the website fully operational.

<u>Dilution of the Price You Pay If All Shares Offered are Sold, page 14</u>

15.   Please revise to clearly indicate the company, on a historical basis, has a deficit and not net book value. Also, the correct amount of the deficit was $(1,730) at June 30, 2012, as reported in your historical financial statements. Please revise this reported amount as well as the resultant calculated amounts for net deficit per share, adjusted net deficit per share, and dilution per share to new investors.

Dilution

16.   Please include a table that shows the amount of dilution for new investors if 25%, 50%, 75% or 100% of shares offered are sold. There is no need for a separate verbal discussion in each case.

Description of our Business, page 22

17.   In this section, and throughout the prospectus, revise to avoid using business "buzzwords" or promotional language regarding your company, such as "synergy," "synergistic," "value-added," "strategic," "user-friendly," or "uniquely positioned," without explaining specifically what is meant by such terms and providing a basis in fact for such descriptions of your business.

18.   You state that clients will have access through your website to your "networking domain," which consists of the parties you have had past dealings with. Please provide a more specific basis for your belief that this "domain" is marketable.

Principal Services and their Markets, page 23

19.   You state at the top of page 22 that the company will be focused on, in addition to business alliances, "marketing and business support services including strategic marketing research and consultancy, [and] marketing communications." Please disclose what types of services and products you intend to provide in these areas, and indicate your intended timing in providing such products and services.

Description of Property, page 24

20.   Please revise to clarify how you secure the premises of your principal office. We note the statement on page F-8 that an officer has provided office services without charge.

Officers and Key Personnel of the Company, page 32

21.   Indicate the principal place of residence for both of your named executive officers. If it is abroad, please include a new risk factor highlighting the potential difficulty in seeking legal recourse against either.

22.   Please provide greater detail of the business experience for both of your named executive officers during the past five years. Identify where the "National University is located." Refer to Item 401(e)(1) of Regulation S-K.

Note 9 – Subsequent Events, page F-9

23.   Please report the date that you retained the law offices of William G. Goode.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kathryn Jacobson, Staff Accountant, at (202) 551-3365 or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas, Attorney-Advisor, at (202) 551-3436, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director